                        GUANGSHEN RAILWAY COMPANY LIMITED
 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                                (STOCK CODE: 525)

                              ANNOUNCEMENT OF POLL
                         RESULTS OF THE ANNUAL GENERAL
                                  MEETING AND
             THE EXTRAORDINARY GENERAL MEETING HELD ON 28 JUNE 2007

              CHANGES IN DIRECTORSHIP AND THE CHAIRMAN OF THE BOARD

The Company is pleased to announce that at the AGM and the EGM of the Company held on 28 June 2007, all the proposed AGM Resolutions, the Additional Resolutions and the EGM Resolutions were duly passed by way of poll.

Following the passing of the Additional Resolutions, Mr Wu Junguang ceased to be a director of the Company and the Chairman of the Board, and Mr He Yuhua was appointed as a director of the fourth session of the Board. The Board has subsequently passed resolutions to remove Mr Wu as the Chairman of the Remuneration Committee of the Company, and approved the appointment of Mr He Yuhua as the Chairman of the Board and the Chairman of the Remuneration Committee of the Company, all with effect from 28 June 2007.

Reference is made to the notice (the "AGM NOTICE") of the Annual General Meeting (the "AGM") and the notice (the "EGM NOTICE") of the Extraordinary General Meeting (the "EGM") of Guangshen Railway Company Limited (the "COMPANY") both dated 11 May 2007, the circular of the Company dated 11 May 2007 (the "CIRCULAR") and the announcement of the Company dated 7 June 2007 (the "ANNOUNCEMENT"). Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice, the EGM Notice and the Circular.

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POLL RESULTS OF THE AGM

The board of directors of the Company (the "BOARD") is pleased to announce that all the resolutions as set out in the AGM Notice (the "AGM RESOLUTIONS") and the resolutions as referred to in the Announcement (the "ADDITIONAL RESOLUTIONS") were approved by the Shareholders by way of poll at the AGM. The poll results in respect of the AGM Resolutions and the Additional Resolutions are as follows:

                                AGM RESOLUTIONS

                                                                                     NUMBER OF VOTES AND PERCENTAGE
                     ORDINARY RESOLUTIONS
                                                                                FOR                 AGAINST              TOTAL
1. To approve the work report of the Board for                          2,904,297,100        0 A Shares              3,279,724,785
   2006                                                                 A Shares             1,227,800 H             Shares
                                                                        374,199,885          Shares (0.04%)
                                                                        H Shares
                                                                        (99.96%)

2. To approve the work report of the Supervisory                        2,904,297,100        0 A Shares              3,279,715,385
   Committee for 2006                                                   A Shares             1,241,450 H             Shares
                                                                        374,176,835          Shares (0.04%)
                                                                        H Shares
                                                                        (99.96%)

3. To approve the audited financial statements of the Company for 2006  2,904,297,100        0 A Shares              3,279,685,885
                                                                        A Shares             1,174,600 H             Shares
                                                                        374,214,185          Shares (0.04%)
                                                                        H Shares
                                                                        (99.96%)

4. To approve the final dividend of RMB0.08 per share for 2006          2,904,297,100        0 A Shares              3,307,014,790
                                                                        A Shares             1,463,150 H             Shares
                                                                        401,254,540          Shares (0.04%)
                                                                        H Shares
                                                                        (99.96%)

5. To approve the Company's budget for 2007                             2,904,297,100A       0 A Shares              3,307,007,240
                                                                        Shares 399,534,890   3,175,250 H             Shares
                                                                        H Shares             Shares (0.10%)
                                                                        (99.90%)

6. To re-appoint Deloitte Touche Tohmatsu CPA Ltd as the Company's PRC  2,904,297,100        0 A Shares              3,307,473,140
   auditors for 2007 and to authorise the Board and the                 A Shares             1,329,650 H             Shares
   Audit Committee to approve its remunerations                         401,846,390          Shares (0.04%)
                                                                        H Shares
                                                                        (99.96%)

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
7. To re-appoint PricewaterhouseCoopers Certified Public  Accountants   2,904,297,100        0 A Shares              3,307,468,440
   as the Company's international auditors for 2007 and to authorise    A Shares             1,312,900 H             Shares
   the Board and the Audit Committee to approve its remunerations       401,858,440          Shares (0.04%)
                                                                        H Shares
                                                                        (99.96%)

8. To approve the remunerations for independent non-executive           2,904,289,400        7,700 A Shares          3,272,871,940
   directors of the Company                                             A Shares             2,295,150 H             Shares
                                                                        366,279,690          Shares (0.07%)
                                                                        H Shares
                      SPECIAL RESOLUTIONS                               (99.93%)

9. To approve the amendments to the Articles of Association and to      2,904,297,100        0 A Shares              3,273,233,740
   authorise the Board to do all such further acts and things and       A Shares             1,872,950 H             Shares
   take all steps which in its opinion may be necessary, desirable and  367,063,690          Shares (0.06%)
   expedient to give effect to such amendments                          H Shares
                                                                        (99.94%)

                             ADDITIONAL RESOLUTIONS

                       ORDINARY RESOLUTIONS
                                                                                       NUMBER OF VOTES AND PERCENTAGE

                                                                                 FOR                 AGAINST              TOTAL
1. To approve the termination of the engagement of Mr Wu Junguang as    2,904,297,100        0 A Shares              3,235,127,307
   a director of the Company                                            A Shares             0 H Shares              Shares
                                                                        330,830,207          (0%)
                                                                        H Shares
                                                                        (100%)

2. To approve the appointment of Mr He Yuhua as a director of the       2,904,297,100        0 A Shares              3,235,127,307
   fourth session of the board of directors of the Company              A Shares             7,800 H                 Shares
                                                                        330,822,407H Shares  Shares (0%)
                                                                        (100%)

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POLL RESULTS OF THE EGM

                                EGM RESOLUTIONS

                        ORDINARY RESOLUTIONS
                                                                                       NUMBER OF VOTES AND PERCENTAGE

                                                                               FOR                 AGAINST                TOTAL
1. To approve, confirm and ratify the supplemental agreement dated      47,100 A Shares      0 A Shares              415,636,157
   19 April 2007 entered into between the Company and Guangzhou         414,307,357          1,281,700 H             Shares
   Railway Enterprise Development Company amending certain terms        H Shares             Shares
   and provisions of the comprehensive service agreement entered        (99.69%)             (0.31%)
   into between the same parties dated 13 January 2006, the
   continuing connected transactions referred to therein, together with the proposed revised annual cap in relation to the
   continuing connected transactions for the financial year ending
   31 December 2007 and to authorise the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to implement the terms of such agreement

Hong Kong Registrars Limited, the Company's share registrar, was appointed as the scrutineer for the vote-taking.

As at the date of the AGM and the EGM, the issued share capital of the Company was 7,083,537,000 Shares.

The total number of Shares entitling the holders to attend and vote for or against the AGM Resolutions and the Additional Resolutions at the AGM was 7,083,537,000 and there were no Shares in respect of which their holders were entitled to attend and vote only against the AGM Resolutions or the Additional Resolutions at the AGM.

GR Group Company (being the holder of 2,904,250,000 A Shares) and its associates (as defined under the Listing Rules) had abstained from voting on the EGM Resolutions at the EGM. The total number of Shares entitling the holders to attend and vote for or against the EGM Resolutions at the EGM was 4,179,287,000 and there were no Shares in respect of which their holders were entitled to attend and vote only against the EGM Resolutions at the EGM.

CHANGES IN DIRECTORSHIP AND THE CHAIRMAN OF THE BOARD

Following the passing of the Additional Resolutions at the AGM, Mr Wu Junguang ceased to be a director of the Company and the Chairman of the Board, and Mr He Yuhua was appointed as a director of the fourth session of the Board. The Board has subsequently passed resolutions to remove Mr Wu as the Chairman of the Remuneration Committee of the Company, and approved the appointment of Mr He Yuhua as the Chairman of the Board and the Chairman of the Remuneration Committee of the Company, all with effect from 28 June 2007.

Mr Wu has confirmed that he has no disagreement in all aspects with the Company and there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

For personal particulars of Mr He, please refer to the Announcement.

The Board takes this opportunity to welcome Mr He to join the Board and would like to thank Mr Wu for his valuable contribution to the Company during his term of office.

                                                   By Order of the Board of
                                              GUANGSHEN RAILWAY COMPANY LIMITED
                                                       GUO XIANGDONG

                                                     Company Secretary

Shenzhen, the PRC

28 June 2007

As at the date of this announcement, the Board comprises:

Executive Directors

He Yuhua
Yang Yiping
Yang Jinzhong

Non-executive Directors

Cao Jianguo Wu
Houhui Wen
Weiming

Independent Non-executive Directors

Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai